# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001787423
Persons authorized to receive notices and communications: Matthew Girandola CCO, 330 Madison Avenue, Floor 33, New York, New York (NY), 10017, (646) 560-5490

## Reporting persons
- MADRYN ASSET MANAGEMENT, LP (CIK 0001787423): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 18,763,125; sole dispositive power 0; shared dispositive power 18,763,125; aggregate amount beneficially owned 18,763,125 (91% of the class)
- MADRYN HEALTH PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 6,942,600; sole dispositive power 0; shared dispositive power 6,942,600; aggregate amount beneficially owned 6,942,600 (33.7% of the class)
- MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 11,820,525; sole dispositive power 0; shared dispositive power 11,820,525; aggregate amount beneficially owned 11,820,525 (57.3% of the class)
- MADRYN HEALTH ADVISORS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 18,763,125; sole dispositive power 0; shared dispositive power 18,763,125; aggregate amount beneficially owned 18,763,125 (91% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: Venus Concept Inc.
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Comment: This Amendment No. 13 ("Amendment No. 13") amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on December 18, 2020 (as amended to date, this "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Company, the Reporting Persons have taken and intend to continue to take an active role in working with the Company's management and the board of directors on operational, financial and strategic initiatives, including in connection with the evaluation by the Company's board of directors of potential strategic alternatives as disclosed in the Company's Current Report on Form 8-K filed on January 24, 2024. The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, compliance with applicable listing standards, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons' ownership in the Company and position as lender to the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management or the board of directors of the Company about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management, the board of directors of the Company, stockholders or other securityholders of or lenders to the Company and other relevant parties or take other actions concerning the offering and sale of securities by the Company or other financing transactions by the Company, any extraordinary corporate transaction (including, but not limited to, a merger, reorganization, recapitalization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Company's business or corporate structure, changes in the Company's charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

On April 23, 2024, the Funds purchased the entire outstanding principal amount of the indebtedness outstanding under the MSLP Loan Agreement (the "MSLP Loan") from the City National Bank of Florida.

On May 3, 2024, the Reporting Persons delivered a nonbinding transaction proposal (the "Proposal") to the Company concerning a proposed restructuring of the Company's current debt and equity capital structure. Pursuant to the Proposal, the Reporting Persons would exchange a portion of the MSLP Loan and/or other debt instruments held by the Reporting Persons for Common Stock, in addition to entering into a new senior secured credit facility as a part of a comprehensive restructuring of the Company's outstanding debt. As a result of the transactions contemplated by the Proposal, the Reporting Persons and their affiliates would become the majority owners of the Company's common stock on a fully diluted basis.

The Proposal was unilateral and non-binding and, once structured and agreed upon, would be conditioned on, among other things, the negotiation and execution of definitive documentation setting forth the terms of a transaction between the Company and the Reporting Persons, as well as the Company successfully completing an equity financing and obtaining requisite stockholder consents. There can be no assurance that a definitive agreement with respect to the Proposal will be executed or, if executed, whether the transaction will be consummated. The Reporting Persons may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal filed as an exhibit hereto and incorporated by reference herein.

The Company and the Reporting Persons have engaged and intend to continue to engage in discussions relating to the implementation of the transactions contemplated by the Proposal and alternatives to such transactions. While the Reporting Persons have engaged in discussions with the Company to agree the terms of the transactions contemplated by the Proposal and alternatives to such transactions, there is no certainty as to the outcome of such discussions, or as to the timing for execution of any definitive agreement. As of the date hereof, no agreement has been reached nor has any definitive documentation been entered into by the Company and the Reporting Persons with respect to the transactions contemplated by the Proposal or alternatives to such transactions.

On May 24, 2024, September 26, 2024, March 31, 2025, June 30, 2025 and September 30, 2025, the Company and the Reporting Persons entered into the May 2024 Exchange Agreement, September 2024 Exchange Agreement, March 2025 Exchange Agreement, June 2025 Exchange Agreement and September 2025 Exchange Agreement, respectively, pursuant to which the Funds exchanged a portion of the MSLP Loan, the 2023 Convertible Notes, the March 2025 Convertible Notes or the June 2025 Convertible Notes, as applicable, for Series Y Preferred Stock.

On June 25, 2025, the Company's shareholders approved the issuance of the shares of Common Stock underlying the June 2025 Convertible Notes, Series X Preferred Stock and Series Y Preferred Stock which had previously been subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market.

On January 13, 2026, Madryn discussed with the Company's board of directors its desire for the Company to reduce operational costs, including the potential delisting and deregistration of the Company's Common Stock.

On March 13, 2026, Madryn and HealthQuest Partners II, L.P. (together with certain of its affiliates, "HealthQuest") reached an agreement with respect to Madryn's purchase of all of the shares of common stock and preferred stock of the Company held by HealthQuest, as documented in that certain Non-Binding Summary of Terms (the "Healthquest Term Sheet"), dated as of March 17, 2026, between Madryn and Healthquest. Pursuant to the HealthQuest Term Sheet, Madryn would acquire all shares of Common Stock and preferred stock (consisting of the Company's Voting Convertible Preferred Stock) of the Company held by HealthQuest in exchange for an aggregate purchase price of $755,646.90, payable in the form of one or more promissory notes (the "HealthQuest Notes") issued by Madryn to HealthQuest. The HealthQuest Notes would accrue interest at a rate of 4% per annum, to be paid-in-kind and compounded annually, with the balance of the HealthQuest Notes payable by Madryn on the date that is three years following the closing date of the transaction. The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the HealthQuest Term Sheet filed as an exhibit hereto and incorporated by reference herein.

On March 16, 2026, Madryn and EW Healthcare Partners, L.P. (together with certain of its affiliates, "EW") reached an agreement with respect to Madryn's purchase of (i) all of the shares of preferred stock of the Company held by EW and (ii) all of the convertible debt of the Company held by EW, as documented in that certain Non-Binding Summary of Terms (the "EW Term Sheet"), dated as of March 17, 2026, between Madryn and EW. Pursuant to the EW Term Sheet, Madryn would acquire (i) all shares of the Company's Voting Convertible Preferred Stock held by EW, (ii) all shares of the Company's Senior Convertible Preferred Stock held by EW, and (iii) those certain Secured Subordinated Convertible Notes originally issued by the Company to EW on January 18, 2024, for an aggregate purchase price of $2,600,000 (the "EW Purchase Price"). The EW Purchase Price would be payable by Madryn to EW in four cash installments of $650,000, with each installment payable 18, 24, 30 and 36 months after the closing date of the transaction, respectively. The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the EW Term Sheet filed as an exhibit hereto and incorporated by reference herein.

On March 17, 2026, in response to the Company's request to the Reporting Persons for $1.0 million of additional funding (the "Additional Funding") to be provided on or about March 24, 2026, the Reporting Persons, after discussions with the Company, delivered a nonbinding transaction proposal (the "March 2026 Proposal") to the Company. Pursuant to the March 2026 Proposal, the Company would issue shares of Common Stock to the Reporting Persons at a price per share of $0.01 (the "Price Per Share") in exchange for the Additional Funding. On a post-transaction basis, the Reporting Persons would own greater than 90% of the issued and outstanding shares of Common Stock.

Pursuant to the March 2026 Proposal, the Reporting Persons would covenant to use their reasonable best efforts to effect on or before March 31, 2026 a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "Short-form Merger"), contingent on the Reporting Persons acquisition of all of the issued and outstanding shares of the Company's preferred stock not currently owned by the Reporting Persons pursuant to the transactions contemplated by each of the HealthQuest Term Sheet and the EW Term Sheet.

In connection with the Short-form Merger, each share of Common Stock would be converted into the right to receive a cash amount equal to the Price Per Share. The Price Per Share reflects the little to no value of the expected distribution to the holders of Common Stock upon a liquidation of the Company's assets after taking into consideration the repayment of the Company's debt and other obligations and the liquidation preference associated with the currently outstanding shares of the Company's preferred stock. After effecting the Short-form Merger, the Reporting Persons would own 100% of the Common Stock.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the March 2026 Proposal filed as an exhibit hereto and incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the 2020 Exchange Agreement, 2023 Exchange Agreement, May 2024 Exchange Agreement, September 2024 Exchange Agreement, March 2025 Exchange Agreement, June 2025 Exchange Agreement, September 2025 Exchange Agreement, HealthQuest Term Sheet, EW Term Sheet and March 2026 Proposal in Items 3 and 4 are incorporated herein.

The 2020 Exchange Agreement also provided the Madryn Noteholders with certain registration rights related to the shares issuable upon conversion of the 2020 Convertible Notes. All descriptions of the 2020 Exchange Agreement are qualified in their entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. The 2023 Exchange Agreement terminated the 2020 Exchange Agreement except with respect to the aforementioned registration rights.

In connection with the 2023 Exchange Agreement, the Funds entered into a Resale Registration Rights Agreement, dated as October 4, 2023, by and among the Company and the Funds (the "2023 Registration Rights Agreement"). The 2023 Registration Rights Agreement provides the Funds with certain registration rights related to the shares issuable upon conversion of the 2023 Convertible Notes and the Series X Preferred Stock. All descriptions of the 2023 Exchange Agreement and 2023 Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

In connection with the 2023 Exchange Agreement, the Funds entered into a Voting Agreement, dated as of October 4, 2023, by and among the Company and the Shareholders identified therein (the "Voting Agreement"). The Voting Agreement, which was a condition of the Funds' entering into the 2023 Exchange Agreement, requires the Shareholders identified therein to vote the securities held by the Shareholders in favor of a proposal approving the transactions contemplated by the 2023 Exchange Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

In connection with the May 2024 Exchange Agreement, the Funds entered into a Resale Registration Rights Agreement, dated as May 24, 2024, by and among the Company and the Funds (the "May 2024 Registration Rights Agreement"). In connection with the September 2024 Exchange Agreement, the Funds amended and restated the May 2024 Registration Rights Agreement on September 26, 2024 (the "A&R 2024 Registration Rights Agreement"). In connection with the March 2025 Exchange Agreement, the Funds amended and restated the A&R 2024 Registration Rights Agreement on March 31, 2025 (the "Second A&R 2024 Registration Rights Agreement").

In connection with the June 2025 Exchange Agreement, the Funds amended and restated the Second A&R 2024 Registration Rights Agreement on June 30, 2025 (the "Third A&R 2024 Registration Rights Agreement").

In connection with the September 2025 Exchange Agreement, the Funds amended and restated the Third A&R 2024 Registration Rights Agreement on September 30, 2025 (the "Fourth A&R 2024 Registration Rights Agreement").

The Fourth A&R 2024 Registration Rights Agreement provides the Funds with certain registration rights related to the shares issuable upon conversion of the Series Y Preferred Stock.

All descriptions of the May 2024 Exchange Agreement, September 2024 Exchange Agreement, March 2025 Exchange Agreement, June 2025 Exchange Agreement, the September 2025 Exchange Agreement and the Fourth A&R 2024 Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Common Stock owned by the Funds.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Securities Exchange and Registration Rights Agreement, dated as of December 8, 2020 by and among the Company, Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd., Madryn Health Partners, LP and the Investors signatory thereto. (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed on December 15, 2020).

Exhibit 99.2 Exchange Agreement, dated as of October 4, 2023, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 5, 2023).

Exhibit 99.3 Resale Registration Rights Agreement, dated as of October 4, 2023, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on October 5, 2023).

Exhibit 99.4 Voting Agreement, dated as of October 4, 2023 by and among the Company and the Shareholders signatory thereto (Incorporated by reference to Exhibit 99.3 of Madryn's Schedule 13D/A filed on October 12, 2023).

Exhibit 99.5 Summary of Proposed Terms, dated of May 3, 2024 (Incorporated by reference to Exhibit 99.4 of Madryn's Schedule 13D/A filed on May 7, 2024).

Exhibit 99.6 Exchange Agreement, dated as of May 24, 2024, by and among the Company, Venus Concept USA Inc., Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on May 28, 2024).

Exhibit 99.7 Exchange Agreement, dated as of September 26, 2024, by and among the Company, Venus Concept USA Inc., Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 27, 2024).

Exhibit 99.8 Exchange Agreement, dated as of March 31, 2025, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 2, 2025).

Exhibit 99.9 Exchange Agreement, dated as of June 30, 2025, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on July 1, 2025).

Exhibit 99.10 Exchange Agreement, dated as of September 30, 2025, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 2, 2025).

Exhibit 99.11 Fourth Amended and Restated Resale Registration Rights Agreement, dated as of September 30, 2025 by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on October 2, 2025).

Exhibit 99.12 Non-Binding Summary of Terms, dated as of March 17, 2026, between Madryn Asset Management, LP and HealthQuest Partners II, L.P.

Exhibit 99.13 Non-Binding Summary of Terms, dated as of March 17, 2026, between Madryn Asset Management, LP and EW Healthcare Partners L.P.

Exhibit 99.14 Non-Binding Summary of Terms, dated as of March 17, 2026.

## Signatures
- MADRYN ASSET MANAGEMENT, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (03/17/2026)
- MADRYN HEALTH PARTNERS, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (03/17/2026)
- MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (03/17/2026)
- MADRYN HEALTH ADVISORS, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (03/17/2026)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named above agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.